SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Awarded Status of Gold Partner and Certified Service Partner by Check Point Software Technologies Ltd. dated January 3, 2006.



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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Awarded Status of Gold Partner and Certified Service Partner by Check Point Software Technologies Ltd.

Tuesday January 3, 1:00 am ET

PETACH TIKVA, Israel, Jan. 3 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today announced that it has been awarded the status of Gold Partner by Check Point Software Technologies Ltd. (Nasdaq: CHKP - News), authorizing it to sell and support Check Point's world-leading perimeter, Web and internal security solutions. Check Point has also recognized Internet Gold's support and customer service capabilities by naming it an expert Check Point Certified Support Partner (CSP) authorized to serve all Check Point customers in the region, both through ongoing service contracts and for one-time projects.

Check Point awarded its Gold Partner and CSP status to Internet Gold in recognition of its growing activities as a consultant, integrator and supporter of its customers' Internet security projects. During the past year, Internet Gold has become a significant user of Check Point security solutions In May 2004, Check Point recognized Internet Gold as the regional partner whose sales had grown the fastest in 2004 at the Check Point Experience conference that was held in Israel.

Commenting on the news, Shmulik Agi, Check Point's Regional Manager for the Middle East, said, "We are delighted to bring Internet Gold, which has demonstrated such strong sales and consulting capabilities, into our prestigious Gold Partner and CSP programs. Through the broad range of projects which it has deployed during the past year, including the impressive Provider-1 web-based management system that it established for a strategic customer, Internet Gold has proved its abilities and its commitment to the integration, support and consulting space."

Eli Holtzman, CEO of Internet Gold, added, "These important achievements reflect the commitment and hard work of our sales, service, technical support and integration teams as well as the dedication of Check Point's training and consulting personnel. We believe that large-scale project implementation and management is an important growth opportunity and we intend to continue pursuing it aggressively."

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft- branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at http://www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
     Marybeth Csaby
     KCSA Worldwide
     212-896-1236

    In Israel:
     Meirav Be'eri
     Investor Relations
     03-516-7620




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 3, 2006